ITEM 5(b)(1)(iii) ATTESTATION

I attest that during the past ten years, none of the participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The participants include each of Nathan Milikowsky, Daniel Milikowsky, NM GTI Investments LLC, a Delaware limited liability company, Daniel Milikowsky Family Holdings, LLC, a Connecticut limited liability company, The Daniel and Sharon Milikowsky Family Foundation, Inc., a Connecticut corporation, The Rebecca and Nathan Milikowsky Family Foundation, a Massachusetts charitable trust, Karen Finerman and David R. Jardini.

I state under penalty of perjury, based on a good faith and reasonable investigation, that the foregoing is true and correct.

Executed on April 15, 2014.

/s/ Nathan Milikowsky